UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

4Q09

BANCOLOMBIA S.A. (NYSE: CIB) REPORTS CONSOLIDATED FOURTH-QUARTER 2009 NET
INCOME OF COP 371 BILLION, AND FULL-YEAR 2009 NET INCOME OF 1,257 BILLION
COLOMBIAN PESOS (COP 1,595 PER SHARE - USD 3.12 PER ADR)

RETURN ON AVERAGE SHAREHOLDER´S EQUITY
WAS 19.6% FOR FULL-YEAR 2009

•
Strong balance sheet: reserves for loan losses represented 5.8% of total loans and 149% of past due loans at the end of 4Q09, while capital adequacy finished 2009 at 13.2% (Tier 1 ratio of 10.4%), higher than the 11.2% (Tier 1 ratio of 9.0%) reported at the end of 2008.

•	Stable asset quality: past due loans, those more than 30 days overdue, represented 3.9% of gross loans, decreasing from 4.1% in 3Q09.
•	Solid liquidity position: deposits increased 4% during 2009, while the ratio of net loans to deposits (including borrowings from development banks) was 88% at the end of the year.
•	Sequential recurring NIM expansion: After decreasing significantly throughout 2009, recurring net interest margin was 6.7% in 4Q09, up from 6.3% in 3Q09.
•	Credit cost remained high: Provision charges, net of recoveries, totaled COP 301 billion for 4Q09 and COP 1,153 billion for full-year 2009 (2.6% of average loans).
•
Credit demand remained low: Although stable during 4Q09, loans and financial leases decreased 6% during the year. This performance was driven primarily by higher than anticipated prepayments and lower demand on corporate loans motivated by increased activity of non-financial firms in the domestic and international debt markets.

•	Ranked # 1 in Colombia and El Salvador: # 1 bank in assets, deposits, shareholder´s equity and net income in the main markets where we operate.

March 1, 2010. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“BANCOLOMBIA” or the “Bank”) announced its financial results for the fourth quarter and fiscal year 2009.

For the year 2009, net income totaled COP 1,257 billion (COP 1,595 per share - USD 3.12 per ADR), decreasing 3% as compared to full-year 2008. Bancolombia’s return on average shareholders’ equity (“ROE”) for 2009 was 19.6%.

For the quarter ended December 31, 2009 (“4Q09”), Bancolombia reports consolidated net income of COP 371 billion (COP 471 per share - U.S. $0.92 per ADR), increasing 16% as compared to the results for the quarter ended September 30, 2009 (“3Q09”) and 26% as compared to the results for the quarter ended December 31, 2008 (“4Q08”).

Bancolombia ended 2009 with COP 61,864 billion in assets, increasing 3% over the last quarter (“QoQ”) but flat as compared to the end of 4Q08 (“YoY”). 1

1 *This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. (“BANCOLOMBIA”) and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been changes to the Bank's principal accounting policies in the quarter ended December 31, 2009, due to regulatory changes implemented by Colombian authorities. For more information please see the section entitled "2.1. Net Interest Income" in this report. The statements of income for the quarter ended December 31, 2009 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate: January 1, 2010 COP. 2,044.23= US$ 1	Average Representative Market Rate for 2009 COP. 2,156.29 = US$

4Q09

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	As of		Growth	Quarter			Growth
(COP millions)	Dec-08	Dec-09	Dec-09/Dec-08	4Q 08	3Q 09	4Q 09	4Q 09/3Q 09	4Q 09/4Q 08
ASSETS
Loans and financial leases, net	42,508,210	39,610,307	-6.82%	42,508,210	39,789,147	39,610,307	-0.45%
Investment securities, net	7,278,276	8,914,913	22.49%	7,278,276	8,125,523	8,914,913	9.71%
Other assets	11,996,593	13,339,145	11.19%	11,996,593	12,172,774	13,339,145	9.58%
Total assets	61,783,079	61,864,365	0.13%	61,783,079	60,087,444	61,864,365	2.96%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	40,384,400	42,149,330	4.37%	40,384,400	40,346,861	42,149,330	4.47%
Non-interest bearing	5,723,460	6,307,780	10.21%	5,723,460	4,844,472	6,307,780	30.21%
Interest bearing	34,660,940	35,841,550	3.41%	34,660,940	35,502,389	35,841,550	0.96%
Other liabilities	15,281,834	12,682,206	-17.01%	15,281,834	13,145,879	12,682,206	-3.53%
Total liabilities	55,666,234	54,831,536	-1.50%	55,666,234	53,492,740	54,831,536	2.50%
Shareholders' equity	6,116,845	7,032,829	14.97%	6,116,845	6,594,704	7,032,829	6.64%
Total liabilities and shareholders' equity	61,783,079	61,864,365	0.13%	61,783,079	60,087,444	61,864,365	2.96%

Interest income	6,313,743	6,427,698	1.80%	1,784,855	1,449,770	1,534,321	5.83%	-14.04%
Interest expense	2,753,341	2,625,416	-4.65%	799,795	600,595	492,819	-17.94%	-38.38%
Net interest income	3,560,402	3,802,282	6.79%	985,060	849,175	1,041,502	22.65%	5.73%
Net provisions	(1,133,167)	(1,153,374)	1.78%	(474,664)	(167,767)	(300,737)	79.26%	-36.64%
Fees and income from service, net	1,313,642	1,506,273	14.66%	361,000	368,600	390,907	6.05%	8.28%
Other operating income	650,442	380,676	-41.47%	189,316	102,352	131,927	28.90%	-30.31%
Total operating expense	(2,566,848)	(2,825,914)	10.09%	(735,284)	(696,152)	(731,789)	5.12%	-0.48%
Goodwill amortization	(73,149)	(69,231)	-5.36%	(34,804)	(15,614)	(15,320)	-1.88%	-55.98%
Non-operating income, net	13,377	78,151	484.22%	51,152	20,278	5,772	-71.54%	-88.72%
Income tax expense	(474,056)	(462,013)	-2.54%	(47,323)	(139,674)	(150,858)	8.01%	218.78%
Net income	1,290,643	1,256,850	-2.62%	294,453	321,198	371,404	15.63%	26.13%

BANCOLOMBIA: Principal ratios and key indicators

PRINCIPAL RATIOS	Quarter			As of
	4Q 08	3Q 09	4Q 09	Dec-08	Dec-09
PROFITABILITY
Net interest margin (1)	7.49%	6.32%	7.89%	7.42%	6.98%
Return on average total assets (2)	1.95%	2.08%	2.44%	2.34%	2.01%
Return on average shareholders´ equity (3)	19.80%	20.10%	21.78%	23.68%	19.59%
EFFICIENCY
Operating expenses to net operating income	50.16%	53.92%	47.76%	47.79%	50.89%
Operating expenses to average total assets	5.10%	4.61%	4.91%	4.79%	4.62%
CAPITAL ADEQUACY
Shareholders' equity to total assets	9.90%	10.98%	11.37%
Technical capital to risk weighted assets	11.24%	13.80%	13.23%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.67	0.85	0.92	2.92	3.12
Net income per share $COP	373.75	407.70	471.43	1,638.23	1,595.34
P/BV ADS (4)	1.69	2.47	2.61
P/BV Local (5) (6)	1.70	2.44	2.59
P/E (7)	8.81	12.57	12.29
ADR price (8)	23.35	42.93	45.51
Common price (8)	13,200	20,400	23,140
Shares outstanding (9)	787,827,003	787,827,003	787,827,003
USD exchange rate (quarter end)	2,243.59	1,925.49	2,044.23

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4)  Defined as ADS price divided by ADS book value. (5)  Defined as share price divided by share book value. (6)  Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8)  Prices at the end of the respective quarter. (9) Common and preferred.

4Q09

1.	CONSOLIDATED BALANCE SHEET

1.1.	Assets

As of December 31, 2009, Bancolombia’s assets totaled COP 61,864 billion, representing an increase of 3% as compared to 3Q09 and flat as compared to 4Q08.

COP-denominated assets totaled COP 46,473 at the end of 4Q09, increasing 4% as compared to 3Q09 and 5% as compared to 4Q08. Assets denominated in currencies other than COP (primarily USD) represented 25% of total assets (or USD 7.5 billion) at the end of 4Q09, and decreased 6% and 3% as compared to 3Q09 and 4Q08 respectively.

Net loans and financial leases accounted for 64% of assets as of the end of 4Q09, decreasing from the 69% they represented at the end of 4Q08, while net investment securities increased to 14% from 12% of total assets at the end of 2008.

1.2.	Loan Portfolio

As of December 31, 2009, Bancolombia’s gross loans totaled COP 42,042 billion, flat over the quarter but decreasing 6% as compared to the same period in 2008.  COP-denominated loans totaled COP 31,716 at the end of 4Q09, slightly decreasing over the quarter and the year (-1.1% QoQ and -0.7% YoY variations).

Loans denominated in U.S. dollars represented 25% of total loans, or USD 5,051 million, at the end of 4Q09, decreasing 3% and 11% as compared to 3Q09 and 4Q08 respectively. Loans volume performance is primarily explained by the significantly increased activity of corporations in debt capital markets and the low level of credit demand experienced during 2009.

Dynamic bond issuance activity of local firms in the domestic and international debt markets was a key driver of loans volume performance in 2009. It is estimated that COP 13,694 billion were issued in Colombia in 2009, 2.4 times the amount issued in 2008. Non-financial firms issued COP 6,630 billion, which represents COP 5,309 billion in excess of the amount issued by them in 2008. Such strong issuance activity, explained to a large extent by a rebound in activity from historically low levels during the previous two years, caused higher than anticipated loan prepayment activity and lower general credit demand within the corporate segment.

In addition, tougher economic conditions also weighed on credit demand. Neither Colombia nor El Salvador were immune from the global economic downturn that took place in 2009: Colombia’s economy is expected to have grown close to zero growth in 2009, while El Salvador´s economy is expected to have contracted more than 2.5% during the year. As a result, credit demand remained subdued.  Specifically, U.S. dollar-denominated lending activity was impacted by lower financing needs due to lower international trade flows affecting our clients’ businesses and also by a less dynamic economic environment in El Salvador where our loans are all dollar-denominated as the country’s economy is dollarized.

Corporate loans ended 2009 at COP 20,319 billion, or 48% of loans, decreasing 2% during 4Q09 and 9% as compared to 4Q08. Retail and SMEs loans totaled COP 12,783 billion, or 30% of total loans, of which COP 6,889 billion were consumer loans (16% of total loans).  Retail and SMEs loans increased 1% in 4Q09, but decreased 5% as compared to 4Q08. In contrast, mortgage lending activity remained dynamic, driven mainly by the Colombian government’s housing subsidy program that was implemented in April 09 as well as by lower long-term interest rates in Colombia. Taking into account securitized loans, mortgages increased 4% over the quarter and 9% over the year (Bancolombia securitized mortgage loans for COP 154 billion in 4Q09 and a total of COP 833 billion during 2009 in the local market).

4Q09

Above all, during 2009 Bancolombia maintained a strong balance sheet through the adequate coverage of its loan portfolio. Reserves for loan losses totaled COP 2,432 billion or 5.8% of total loans. For further explanation regarding coverage of the loan portfolio and credit quality trends, please see Section 2.4 “Provision Charges, Asset Quality and Balance Sheet Strength” of this report.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO	As of			Growth
(COP millions)	31-Dec-08	30-Sep-09	31-Dec-09	Dec-09/Sep-09	Dec-09/Dec-08

CORPORATE
Working capital loans	19,332,292	18,554,910	18,500,267	-0.29%	-4.30%
Loans funded by
domestic development banks	1,022,764	681,931	527,937	-22.58%	-48.38%
Trade Financing	1,768,964	1,332,765	1,205,175	-9.57%	-31.87%
Overdrafts	63,508	104,263	50,602	-51.47%	-20.32%
Credit Cards	42,366	37,538	35,452	-5.56%	-16.32%
TOTAL CORPORATE	22,229,894	20,711,407	20,319,433	-1.89%	-8.59%
RETAIL AND SMEs
Working capital loans	4,138,373	4,203,293	4,306,083	2.45%	4.05%
Personal loans	4,287,515	3,739,370	3,788,972	1.33%	-11.63%
Loans funded by
domestic development banks	896,282	816,660	801,721	-1.83%	-10.55%
Credit Cards	2,518,991	2,321,921	2,392,580	3.04%	-5.02%
Overdrafts	229,212	259,565	189,026	-27.18%	-17.53%
Automobile loans	1,320,409	1,256,513	1,203,874	-4.19%	-8.83%
Trade Financing	123,826	101,140	100,860	-0.28%	-18.55%
TOTAL RETAIL AND SMEs	13,514,608	12,698,462	12,783,116	0.67%	-5.41%
MORTGAGE	3,391,326	3,279,715	3,469,424	5.78%	2.30%
FINANCIAL LEASES	5,506,742	5,396,877	5,470,001	1.35%	-0.67%
Total loans and financial leases	44,642,570	42,086,461	42,041,974	-0.11%	-5.83%
Allowance for loan losses and financial leases	(2,134,360)	(2,297,314)	(2,431,667)	5.85%	13.93%
Total loans and financial leases, net	42,508,210	39,789,147	39,610,307	-0.45%	-6.82%

1.3.	Investment Portfolio

As of December 31, 2009, Bancolombia’s net investment securities totaled COP 8,915, increasing 10% and 22% as compared to 3Q09 and 4Q09 respectively. Net investment securities are primarily investments in debt securities (bonds), which represented 95% of Bancolombia’s net investment securities portfolio and 13.6% of total assets at the end of 4Q09, up from 11.1% of assets at the end of 4Q08.

1.4.	Funding

As of December 31, 2009, Bancolombia’s liabilities totaled COP 54,832 billion, increasing 3% as compared to 3Q09, but decreasing 1% as compared to 4Q08. During 2009, the Bank maintained a solid liquidity position. The ratio of net loans to deposits (including borrowings from development banks) was 88% at the end of 4Q09, which compares favorably to the 96% ratio in 4Q08.

During 4Q09, deposits increased their participation in the funding mix, representing 77% of liabilities, up from the 75% and 73% they represented in 3Q09 and 4Q08 respectively. Deposits totaled COP 42,149 billion, increasing 4% during the quarter and also during the year. In line with the year end’s greater liquidity, demand deposits increased 11% during the quarter, reaching COP 23,818 billion, or 57% of deposits, while time deposits decreased their relative size in the funding mix to 43% from 47% in 3Q09.

4Q09

DEPOSITS MIX
COP Billion	4Q08%		3Q09%		4Q09%
Checking accounts	7,301,050	18.1%	7,044,059	17.5%	8,224,948	19.5%
Time deposits	18,652,738	46.2%	18,802,887	46.6%	18,331,488	43.5%
Savings deposits	13,997,070	34.7%	14,119,894	35.0%	15,143,781	35.9%
Others	433,542	1.1%	380,021	0.9%	449,113	1.1%
Total Deposits	40,384,400		40,346,861		42,149,330

1.5.	Shareholders’ equity and regulatory capital

Shareholders’ equity amounted to COP 7,033 billion at the end of 4Q09, increasing 7% and 15% as compared to 3Q09 and 4Q08 respectively. The increase in shareholders’ equity was driven primarily by the Bank’s operating results.

Bancolombia’s capital ratio decreased to 13.2% at the end of 2009 from 13.8% at the end of 3Q09, although it ended the year considerably higher than the 11.2% presented at the end of 2008. The quarterly decrease is explained by regulatory adjustments that increased the impact of financial derivatives on risk weighted assets.

Bancolombia’s capital ratio was 423 basis points above the minimum required by Colombia´s regulator, while the basic capital ratio (tier 1) was 10.40% and the tangible capital ratio, which is equal to shareholder´s equity minus goodwill and intangible assets divided by tangible assets, was 9.85% at the end of 2009.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	Dec-08%		Sep-09%		Dec-09%
Basic capital (Tier I)	4,971,755	8.95%	5,765,332	10.92%	5,726,318	10.40%
Additional capital (Tier II)	1,273,869	2.29%	1,523,844	2.88%	1,559,978	2.83%
Technical capital (1)	6,245,624		7,289,176		7,286,296
Risk weighted assets included market risk	55,542,485		52,802,821		55,084,655
CAPITAL ADEQUACY (2)	11.24%		13.80%		13.23%

(1) Technical capital is the sum of basic and additional capital.
(2) Capital adequacy is technical capital divided by risk weighted assets.

4Q09

2.	INCOME STATEMENT

Net income for 4Q09 totaled COP 371 billion or COP 471 per share-USD $0.92 per ADR. Net income for 4Q09 increased 16% as compared to 3Q09 and 26% as compared to 4Q08. Bancolombia’s annualized ROE for 4Q09 was 21.8% improving from 20.1% in 3Q09.

For the year 2009, net income totaled COP 1,257 billion (COP 1,595 per share-USD 3.12 per ADR), decreasing 3% as compared to 2008. Bancolombia’s ROE for 2009 was 19.6%.

2.1.	Net Interest Income

Net interest income totaled COP 1,042 billion in 4Q09, increasing 23% as compared to 3Q09. For the year 2009, net interest income totaled COP 3,802 billion, increasing 7% as compared to 2008. Fourth quarter’s net interest income performance was driven by higher interest from investment securities and net interest margins.

Interest on investment securities

Interest on investment securities increased significantly in 4Q09 totaling COP 308 billion, increasing 139% and 166% as compared to 3Q09 and 4Q08 respectively. In 4Q09 interest on investment securities was driven by better performance of the debt securities portfolio driven by higher bond’s prices, and by the positive non-recurring effects produced by the reclassification of the Bank’s investment in the private capital fund Fondo Inmobiliario Colombia and the recording of residual income generated by the pools of securitized mortgages.

In 4Q09, the Bank reclassified its investment in the private capital fund Fondo Inmobiliario Colombia (“the fund”), a fund that purchases and manages investment in real estate assets, as part of the trading category. As a result, interest income from investment securities was positively impacted by income of COP 100 billion related to the greater market value of the fund’s units in 4Q09. In addition, in December 2009, and in accordance with adjustments required by accounting regulation, the Bank recorded the net present value (“NPV”) of residual income generated by the pools of securitized mortgages. Under the terms of the mortgage securitization transaction documents, Bancolombia is entitled to receive any residual income generated by the pool of mortgages after complete payment of the pool’s debt services and administrative charges. Therefore, the Bank proceeded to incorporate into the value of its mortgage backed securities, the net present value of the expected estimated residual income which takes into account performance assumptions based on historical statistical data. As a result, interest income from investment securities was positively impacted by income of COP 58 billion related to the greater value of the NPV residual calculation.

For the year 2009, interest on investment securities totaled COP 729 billion, or 11% of total interest income, increasing 69% as compared to 2008. After deducting non-recurring events, interest on investment securities increased 32% in 2009 as compared to 2008. This performance is primarily explained by a larger investment portfolio during 2009 (the Bank’s investment portfolio grew 22% in 2009). Positive mark-to-market valuation driven by the bond price rally that took place in 2009 also explains the good performance, though to a lesser extent. During 2009, Bancolombia did not significantly increase its risk appetite in bond markets and maintained its focus on pursuing diverse and stable earnings sources.

Net Interest Margin

Recurring annualized net interest margin, or that resulting after deducting non-recurring income on investment securities, reached 6.7% in 4Q09, increasing from the 6.3% in 3Q09, although considerably lower than the 7.5% presented in 4Q08. During 4Q09, net interest margin was boosted by lower funding cost which more than offset the pressure produced by additional interest rate cuts.

4Q09

During 4Q09, total interest expense decreased 18% due to a lower funding cost and a more favorable funding mix. Funding cost decreased significantly during 4Q09 as a result of liability re-pricing efforts undertaken throughout the quarter and the changes in the funding mix composition. The annualized average weighted cost of deposits reached 3.36% in 4Q09, down from 4.15%    in 3Q09 and 5.56% in 4Q08.

Deposits' weighted
average cost	4Q08	3Q09	4Q09
Checking accounts	0.73%	0.59%	0.49%
Time deposits	7.76%	6.31%	5.33%
Savings accounts	5.18%	2.94%	2.44%
Total deposits	5.56%	4.15%	3.36%

For the year 2009, recurring net interest margin was 6.7%, decreasing from 7.4% in 2008. This decrease is explained by the lower interest rate environment in Colombia. Throughout 2009, the Colombian Central Bank, in an effort to support economic activity, reduced its overnight lending rate by 650 basis points, an unprecedented and rapid move (most of which took place in the first half of 2009) that resulted in a repo rate of 3.5%. Consequently, interest rates across the economy followed a downward trend. In general, interest rates decreases impact Bancolombia’s interest on loans as a significant portion of the Bank’s loan portfolio has variable rates.

2.2.	Fees and Income from Services

During 4Q09, net fees and income from services continued their positive performance totaling COP 391 billion, increasing 6% and 8% as compared to 3Q09 and 4Q08 respectively. In particular, credit and debit card annual fees, the biggest contributor to total fees, increased 5% QoQ and 18% YoY driven by the 5.3% growth in traditional credit card billing during the year.

On the other hand, collection and payment fees also performed well, increasing 5% QoQ and 20% YoY, while fees from fiduciary activities continued their solid performance, contributing COP 48 billion in fees during the quarter and increasing 14% QoQ and 60% YoY, driven by an increment in assets under management and in the number of trusts in general.

For the year 2009, net fees and income from services totaled COP 1,506 billion, increasing 15% as compared to the same period last year. This increase was driven primarily by the solid performance of credit and debit card annual fees, fiduciary activities, and collection and payments fees.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2009
(COP millions)	Dec-08	Dec-09	Growth	Market Share
Bancolombia VISA	1,738,186	1,753,163	0.86%	8.09%
Bancolombia Mastercard	2,232,799	2,314,469	3.66%	10.68%
Bancolombia American Express	1,532,476	1,730,273	12.91%	7.98%
Total Bancolombia	5,503,462	5,797,905	5.35%	26.75%
Colombian Credit Card Market	20,982,247	21,671,825	3.29%
Source: Credibanco y Redeban multicolor

4Q09

CREDIT CARD MARKET SHARE			%	2009
(Outstanding credit cards)	Dec-08	Dec-09	Growth	Market Share
Bancolombia VISA	314,221	312,164	-0.65%	5.97%
Bancolombia Mastercard	362,287	354,936	-2.03%	6.79%
Bancolombia American Express	322,603	350,984	8.80%	6.71%
Total Bancolombia	999,111	1,018,084	1.90%	19.47%
Colombian Credit Card Market	5,328,110	5,228,295	-1.87%
Source: Credibanco y Redeban multicolor

2.3.	Other Operating Income

Total other operating income amounted to COP 132 billion in 4Q09, increasing 29% as compared to 3Q09, although 30% lower than the figure for 4Q08. The year over year decrease is explained by non-recurring events reported in 4Q08, when the Bank recorded non-recurring gains on the sale of its interest in Multienlace S.A.. As part of this transaction, the Bank recorded gains on sales of investment securities for COP 56 billion in 4Q08.

Bancolombia usually hedges its currency exposure by establishing an opposite position in its derivative portfolio. Accordingly, exchange rate movements tend to have an opposite effect on the line item for derivative financial instruments compared to the effect produced on the line item of net foreign exchange gains. In 4Q09, the combined revenue of net foreign exchange gains and derivative financial instruments totaled COP 69 billion, increasing from the COP 21 billion in 3Q09.

Communication, postage, rent and others (primarily comprising income related to operating leases and commercial discounts) totaled COP 40 billion in 4Q09, decreasing 5% over the quarter, although increasing 17% as compared to 4Q08.

For the year 2009, total other operating income was COP 381 billion, substantially lower than the COP 650 billion reported in 2008. It is important to note that full-year 2009 other operating income incorporates non-recurring charges of COP 123 billion (charges incurred during the first half of 2009) related to the reduction in the carrying value of derivatives resulting from regulatory changes in the methodology used to value derivatives3. On the other hand, the sale of Bancolombia´s interest in Multienlace S.A. positively impacted the other operating income line item in 2008. As part of this transaction, the Bank recorded non-recurring gains on sales of investment securities for COP 92 billion in the fiscal year 2008.

2.4.	Asset Quality, provision charges and balance sheet strength

For the third consecutive quarter the increase in the amount of past due loans (“PDLs”) before charge-offs declined, amounting to COP 116 billion in 4Q09, down from COP 192 billion for 3Q09, COP 238 billion for 2Q09 and 389 billion for 1Q09. On the other hand, net loans’ charge-offs totaled COP 229 billion in 4Q09, increasing from COP 189 billion in charge-offs for 3Q09. All in all, PDLs totaled COP 1,627 billion at the end of 4Q09, down from COP 1,740 billion in 3Q09.  Consequently, the past due loan ratio, or loans overdue more than 30 days divided by gross loans, decreased to 3.9% in 4Q09 from 4.1% in 3Q09, although it was still higher than the 3.6% in 4Q08.

Despite signs of stability on delinquencies, loans classified as C, D and E, those categories of appreciable or higher risk, increased during the quarter and reached COP 2,149 billion or 5.1% of loans driven by a persistently weak employment environment and slow economic activity. Accordingly, credit cost remained elevated.

3 The  Colombian Superintendency of Finance issued external circulars 025, 030, 044 and 063 (the “2008 External Circulars”) establishing new guidelines for the valuation of derivatives and structured products. In accordance with the 2008 External Circulars, BANCOLOMBIA adopted the methodology by which it values its portfolio of derivatives and structured products. As a result of this change, BANCOLOMBIA s balance sheet and financial results were impacted by a reduction in the carrying value of derivatives totaling COP. 145 billion in the 2008 fiscal year and COP 123 billion in 2009 fiscal year.

4Q09

Provision charges (net of recoveries) for 4Q09 totaled COP 301 billion, increasing as compared to the COP 168 billion for 3Q09, but decreasing 37% as compared to COP 475 billion for 4Q08.  On a relative basis, annualized provision charges for 4Q09 represented 2.9% of average loans, considerably lower than the 4.4% in 4Q08.

For the year 2009, provision charges (net of recoveries) totaled COP 1,153 billion increasing 2% as compared to the provision charges for 2008. On a relative basis, net provisions for 2009 represented 2.6% of average loans, decreasing from 2.8% in 2008. In addition, net loans’ charge-offs totaled COP 932 billion for the full-year 2009, increasing 70% from 548 COP billion in 2008.

Overall, Bancolombia maintains a strong balance sheet in terms of loan loss reserves. Allowances for loan losses totaled COP 2,432 billion, or 5.8% of total loans, increasing as compared to the 4.8% of total loans as of December 31, 2008, while coverage, measured by the ratio of allowances for loans losses to PDLs (overdue 30 days), reached 149% at the end of 4Q09, increasing significantly from 132% in 3Q09 and 131% in 4Q08. Likewise, coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E was 113% at the end of 2009.

The following tables present key metrics for asset quality:

ASSET QUALITY
( COP millions)		As of		Growth
	Dec-08	Sep-09	Dec-09	4Q 09 / 3Q 09	4Q 09 / 4Q 08
Total performing past due loans (1)	735,470	739,019	659,894	-10.71%	-10.28%
Total non-performing past due loans	888,535	1,001,225	967,368	-3.38%	8.87%
Total past due loans	1,624,005	1,740,244	1,627,262	-6.49%	0.20%
Allowance for loan losses	2,134,360	2,297,314	2,431,667	5.85%	13.93%
Past due loans to total loans	3.64%	4.13%	3.87%
Non-performing loans as a percentage of total loans	1.99%	2.38%	2.30%
“C”, “D” and “E” loans as a percentage of total loans	3.98%	4.77%	5.11%
Allowances to past due loans (2)	131.43%	132.01%	149.43%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	120.20%	114.48%	113.12%
Allowance for loan losses as a percentage of non-performing loans (2)	240.21%	229.45%	251.37%
Allowance for loan losses as a percentage of total loans	4.78%	5.46%	5.78%
Percentage of performing loans to total loans	98.01%	97.62%	97.70%

(1)  “Performing” past due loans are loans upon which the Bank continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)  Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDLs Per Category
	% Of loan Portfolio	4Q08	3Q09	4Q09
Commercial loans	61.9%	2.5%	3.1%	2.9%
Consumer loans	16.4%	5.9%	6.0%	5.4%
Microcredit	0.5%	12.3%	8.7%	8.5%
Mortgage loans	8.3%	8.4%	9.4%	9.0%
Finance leases	13.0%	3.0%	3.9%	3.3%
TOTAL LOAN PORTFOLIO		3.64%	4.13%	3.87%

4Q09

LOANS AND FINANCIAL LEASES CLASSIFICATION
( COP millions)	As of 31-Dec-08		As of 30-Sep-09		As of 31-Dec-09
¨A¨ Normal	40,650,096	91.0%	38,740,999	92.0%	38,180,626	90.8%
¨B¨ Subnormal	2,216,831	5.0%	1,338,726	3.2%	1,711,661	4.1%
¨C¨ Deficient	576,557	1.3%	660,039	1.6%	703,054	1.7%
¨D¨ Doubtful recovery	871,893	2.0%	975,590	2.3%	1,105,441	2.6%
¨E¨ Unrecoverable	327,193	0.7%	371,107	0.9%	341,192	0.8%

Total	44,642,570	100%	42,086,461	100%	42,041,974	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	4.0%		4.8%		5.1%

2.5.	Operating expenses

During 4Q09, operating expenses totaled COP 732 billion, increasing 5% as compared to 3Q09, and presenting almost no variation as compared to 4Q08.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 300 billion in 4Q09, increasing 8% as compared to 3Q09 and 3% as compared to 4Q08. Such performance was primarily driven by higher bonus plan payments related to Bancolombia’s variable compensation program in which compensation is determined taking into account the economic value added by the firm.

Administrative and other expenses increased 4% during 4Q09, totaling COP 368 billion. On a yearly basis, administrative and other expenses decreased 1% as compared to 4Q08.

For the year 2009, operating expenses totaled COP 2,826 billion, increasing 10% as compared to 2008. Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 1,145 billion in 2009, increasing 6% as compared to 2008. This performance was primarily driven by the combined effect of larger headcount and wage increments during 2009, which off-set lower bonus plan payments and compensation in 2009 vs. 2008.

Administrative and other expenses totaled COP 1,418 billion in 2009, increasing 12% as compared to 2008 driven by increased fees paid in connection with software development and IT upgrades, greater collection efforts, greater costs associated to deposit insurance and larger assumed taxes and tariffs.

Depreciation expense totaled COP 185 billion in 2009, increasing 31% as compared to 2008. This increase was driven by the growth in the depreciation of assets that are part of the operating lease business of Bancolombia. In particular, COP 70 billion or 38% of the year’s depreciation expense is associated with operating lease assets.

4Q09

3.	BANCOLOMBIA Company Description (NYSE: CIB)

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.9 million customers. Bancolombia delivers its products and services via its regional network comprised of Colombia´s largest non-government owned banking network, El Salvador´s leading financial conglomerate (Banagricola S.A.), off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among others.

Contact Information

Bancolombia’s Investor Relations
Phone: (574) 4041837 / (574) 4041838
E-mail: investorrelations@bancolombia.com.co
Juan E Toro V (IR Manager) /Catalina Botero S. (Analyst)
Website: http://www.grupobancolombia.com/relacioninversionistas/

4Q09

BALANCE SHEET				Last
(COP millions)	Dec-08	Sep-09	Dec-09	Quarter	Annual
ASSETS
Cash and due from banks	3,870,927	4,601,766	4,983,569	8.30%	28.74%
Overnight funds sold	1,748,648	978,919	2,388,790	144.02%	36.61%
Total cash and equivalents	5,619,575	5,580,685	7,372,359	32.10%	31.19%
Debt securities	6,840,596	7,984,665	8,436,244	5.66%	23.33%
Trading	2,385,564	2,655,122	3,037,819	14.41%	27.34%
Available for Sale	2,000,588	2,171,216	2,175,494	0.20%	8.74%
Held to Maturity	2,454,444	3,158,327	3,222,931	2.05%	31.31%
Equity securities	503,861	221,811	580,214	161.58%	15.15%
Trading	331,398	40,055	330,840	725.96%	-0.17%
Available for Sale	172,463	181,756	249,374	37.20%	44.60%
Market value allowance	-66,181	-80,953	-101,545	25.44%	53.44%
Net investment securities	7,278,276	8,125,523	8,914,913	9.71%	22.49%
Commercial loans	28,068,731	26,412,840	26,011,915	-1.52%	-7.33%
Consumer loans	7,532,649	6,821,966	6,888,615	0.98%	-8.55%
Microcredit	143,122	175,063	202,019	15.40%	41.15%
Mortgage loans	3,391,326	3,279,715	3,469,424	5.78%	2.30%
Finance lease	5,506,742	5,396,877	5,470,001	1.35%	-0.67%
Allowance for loan losses	-2,134,360	-2,297,314	-2,431,667	5.85%	13.93%
Net total loans and financial leases	42,508,210	39,789,147	39,610,307	-0.45%	-6.82%
Accrued interest receivable on loans	559,981	462,082	384,542	-16.78%	-31.33%
Allowance for accrued interest losses	-54,323	-51,041	-45,937	-10.00%	-15.44%
Net total interest accrued	505,658	411,041	338,605	-17.62%	-33.04%
Customers' acceptances and derivatives	272,458	227,406	205,367	-9.69%	-24.62%
Net accounts receivable	828,817	701,113	806,885	15.09%	-2.65%
Net premises and equipment	1,171,117	1,254,126	992,041	-20.90%	-15.29%
Foreclosed assets, net	24,653	50,821	80,668	58.73%	227.21%
Prepaid expenses and deferred charges	132,881	170,478	185,811	8.99%	39.83%
Goodwill	1,008,639	819,624	855,724	4.40%	-15.16%
Operating leases, net	726,262	818,010	843,054	3.06%	16.08%
Other	1,093,850	1,357,638	922,265	-32.07%	-15.69%
Reappraisal of assets	612,683	781,832	736,366	-5.82%	20.19%
Total assets	61,783,079	60,087,444	61,864,365	2.96%	0.13%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	5,723,460	4,844,472	6,307,780	30.21%	10.21%
Checking accounts	5,289,918	4,464,451	5,858,667	31.23%	10.75%
Other	433,542	380,021	449,113	18.18%	3.59%
Interest bearing	34,660,940	35,502,389	35,841,550	0.96%	3.41%
Checking accounts	2,011,132	2,579,608	2,366,281	-8.27%	17.66%
Time deposits	18,652,738	18,802,887	18,331,488	-2.51%	-1.72%
Savings deposits	13,997,070	14,119,894	15,143,781	7.25%	8.19%
Total deposits	40,384,400	40,346,861	42,149,330	4.47%	4.37%
Overnight funds	2,564,208	1,094,900	1,342,201	22.59%	-47.66%
Bank acceptances outstanding	56,935	28,393	47,609	67.68%	-16.38%
Interbank borrowings	2,077,291	791,410	1,152,918	45.68%	-44.50%
Borrowings from domestic development banks	3,870,634	3,099,527	2,886,232	-6.88%	-25.43%
Accounts payable	1,688,402	1,850,319	1,656,154	-10.49%	-1.91%
Accrued interest payable	400,902	488,626	411,796	-15.72%	2.72%
Other liabilities	589,501	495,942	665,893	34.27%	12.96%
Bonds	3,643,486	4,208,832	4,173,622	-0.84%	14.55%
Accrued expenses	255,183	764,771	239,400	-68.70%	-6.18%
Minority interest in consolidated subsidiaries	135,292	323,159	106,381	-67.08%	-21.37%
Total liabilities	55,666,234	53,492,740	54,831,536	2.50%	-1.50%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%
Retained earnings	4,911,107	5,244,860	5,601,028	6.79%	14.05%
Appropiated	3,620,464	4,359,414	4,344,178	-0.35%	19.99%
Unappropiated	1,290,643	885,446	1,256,850	41.95%	-2.62%
Reappraisal and others	860,784	918,356	1,004,293	9.36%	16.67%
Gross unrealized gain or loss on debt securities	-48,960	37,574	33,594	-10.59%	168.62%
Total shareholder's equity	6,116,845	6,594,704	7,032,829	6.64%	14.97%

4Q09

INCOME STATEMENT	As of		Growth				Growth
(COP millions)	Dec-08	Dec-09	Dec-08/Dec-09	4Q 08	3Q 09	4Q 09	4Q 09/3Q 09	4Q 09/4Q 08
Interest income and expenses
Interest on loans	4,999,520	4,901,366	-1.96%	1,426,604	1,140,070	1,061,033	-6.93%	-25.63%
Interest on investment securities	431,589	728,558	68.81%	115,929	128,875	307,931	138.94%	165.62%
Overnight funds	106,208	74,869	-29.51%	31,226	15,794	13,498	-14.54%	-56.77%
Leasing	776,426	722,905	-6.89%	211,096	165,031	151,859	-7.98%	-28.06%
Total interest income	6,313,743	6,427,698	1.80%	1,784,855	1,449,770	1,534,321	5.83%	-14.04%
Interest expense
Checking accounts	39,257	43,211	10.07%	12,089	10,242	9,316	-9.04%	-22.94%
Time deposits	1,256,742	1,376,567	9.53%	349,967	317,873	247,352	-22.19%	-29.32%
Savings deposits	589,718	450,865	-23.55%	176,389	103,790	89,315	-13.95%	-49.36%
Total interest on deposits	1,885,717	1,870,643	-0.80%	538,445	431,905	345,983	-19.89%	-35.74%
Interbank borrowings	74,792	47,650	-36.29%	25,330	6,561	5,469	-16.64%	-78.41%
Borrowings from domestic development banks	344,900	252,842	-26.69%	92,662	53,923	44,800	-16.92%	-51.65%
Overnight funds	166,129	94,099	-43.36%	51,698	16,642	9,844	-40.85%	-80.96%
Bonds	281,803	360,182	27.81%	91,660	91,564	86,723	-5.29%	-5.39%
Total interest expense	2,753,341	2,625,416	-4.65%	799,795	600,595	492,819	-17.94%	-38.38%
Net interest income	3,560,402	3,802,282	6.79%	985,060	849,175	1,041,502	22.65%	5.73%
Provision for loan and accrued interest losses, net	(1,263,405)	(1,317,846)	4.31%	(520,072)	(190,865)	(358,770)	87.97%	-31.02%
Recovery of charged-off loans	108,143	214,251	98.12%	40,035	53,646	78,886	47.05%	97.04%
Provision for foreclosed assets and other assets	(46,297)	(98,437)	112.62%	(13,909)	(32,366)	(27,007)	-16.56%	94.17%
Recovery of provisions for foreclosed assets and other assets	68,392	48,658	-28.85%	19,282	1,818	6,154	238.50%	-68.08%
Total net provisions	(1,133,167)	(1,153,374)	1.78%	(474,664)	(167,767)	(300,737)	79.26%	-36.64%
Net interest income after provision for loans
and accrued interest losses	2,427,235	2,648,908	9.13%	510,396	681,408	740,765	8.71%	45.14%
Commissions from banking services and other services	238,918	258,180	8.06%	60,733	58,912	68,573	16.40%	12.91%
Electronic services and ATM fees	86,070	58,944	-31.52%	22,820	13,744	14,776	7.51%	-35.25%
Branch network services	104,010	110,837	6.56%	28,297	27,698	29,743	7.38%	5.11%
Collections and payments fees	157,281	187,348	19.12%	41,901	48,075	50,460	4.96%	20.43%
Credit card merchant fees	32,215	28,200	-12.46%	11,910	7,259	7,134	-1.72%	-40.10%
Credit and debit card annual fees	446,647	548,820	22.88%	118,825	134,156	140,206	4.51%	17.99%
Checking fees	67,963	69,544	2.33%	17,104	17,816	17,293	-2.94%	1.11%
Fiduciary activities	98,799	172,259	74.35%	30,196	42,426	48,200	13.61%	59.62%
Pension plan administration	87,826	96,678	10.08%	27,068	20,690	24,489	18.36%	-9.53%
Brokerage fees	54,742	45,966	-16.03%	12,149	12,061	15,593	29.28%	28.35%
Check remittance	26,148	25,812	-1.28%	7,203	6,581	6,333	-3.77%	-12.08%
International operations	47,962	46,836	-2.35%	15,512	16,263	3,633	-77.66%	-76.58%
Fees and other service income	1,448,581	1,649,424	13.86%	393,718	405,681	426,433	5.12%	8.31%
Fees and other service expenses	(134,939)	(143,151)	6.09%	(32,718)	(37,081)	(35,526)	-4.19%	8.58%
Total fees and income from services, net	1,313,642	1,506,273	14.66%	361,000	368,600	390,907	6.05%	8.28%
Other operating income
Net foreign exchange gains	113,584	(216,411)	-290.53%	80,184	(150,887)	51,124	133.88%	-36.24%
Derivative financial instruments	142,431	265,969	86.74%	(21,708)	172,270	17,971	-89.57%	182.79%
Gains(loss) on sales of investments on equity securities	92,125	584	-99.37%	55,630	71	(25)	-135.21%	-100.04%
Securitization income	41,080	53,784	30.93%	9,523	14,281	12,341	-13.58%	29.59%
Dividend income	39,586	24,045	-39.26%	89	3,184	89	-97.20%	0.00%
Revenues from commercial subsidiaries	101,730	96,605	-5.04%	25,293	23,762	20,968	-11.76%	-17.10%
Insurance income	13,948	12	-99.91%	6,449	(2,060)	(10,106)	390.58%	-256.71%
Communication, postage, rent and others	105,958	156,088	47.31%	33,856	41,731	39,565	-5.19%	16.86%
Total other operating income	650,442	380,676	-41.47%	189,316	102,352	131,927	28.90%	-30.31%
Total income	4,391,319	4,535,857	3.29%	1,060,712	1,152,360	1,263,599	9.65%	19.13%
Operating expenses
Salaries and employee benefits	928,997	1,034,942	11.40%	269,478	258,027	257,271	-0.29%	-4.53%
Bonus plan payments	125,393	90,341	-27.95%	17,680	15,065	37,340	147.86%	111.20%
Compensation	23,539	19,725	-16.20%	4,558	3,988	5,513	38.24%	20.95%
Administrative and other expenses	1,268,982	1,418,145	11.75%	368,806	351,871	366,411	4.13%	-0.65%
Deposit security, net	52,151	74,228	42.33%	12,557	18,743	16,846	-10.12%	34.16%
Donation expenses	26,653	3,506	-86.85%	21,840	711	1,402	97.19%	-93.58%
Depreciation	141,133	185,027	31.10%	40,365	47,747	47,006	-1.55%	16.45%
Total operating expenses	2,566,848	2,825,914	10.09%	735,284	696,152	731,789	5.12%	-0.48%
Net operating income	1,824,471	1,709,943	-6.28%	325,428	456,208	531,810	16.57%	63.42%
Goodwill amortization (1)	73,149	69,231	-5.36%	34,804	15,614	15,320	-1.88%	-55.98%
Non-operating income (expense)
Other income	172,550	198,761	15.19%	78,498	62,663	16,924	-72.99%	-78.44%
Minority interest	(18,511)	(15,081)	-18.53%	(5,361)	(8,632)	4,294	149.75%	180.10%
Other expense	(140,662)	(105,529)	-24.98%	(21,985)	(33,753)	(15,446)	-54.24%	-29.74%
Total non-operating income	13,377	78,151	484.22%	51,152	20,278	5,772	-71.54%	-88.72%
Income before income taxes	1,764,699	1,718,863	-2.60%	341,776	460,872	522,262	13.32%	52.81%
Income tax expense	(474,056)	(462,013)	-2.54%	(47,323)	(139,674)	(150,858)	8.01%	218.78%
Net income	1,290,643	1,256,850	-2.62%	294,453	321,198	371,404	15.63%	26.13%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: March 1, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance